Exhibit 12.1

American Water Works Company, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions)

	2013	2014	2015	2016	2017
Income from continuing operations before income taxes	$608	$710	$782	$770	$912
Fixed Charges:
Interest, dividend on mandatory redeemable preferred shares and amortization of debt discount and expenses and premium on all indebtedness	315	305	316	331	350
Interest factor in rentals	8	7	7	8	9
Interest costs from discontinued operations	—	—	—	—	—
Total fixed charges	323	312	323	339	359
Income from continuing operations plus fixed charges	931	1,022	1,105	1,109	1,271
Ratio of pre-tax income to net income	1.64	1.65	1.64	1.65	2.14
Total fixed charges	323	312	323	339	359
Ratio of earnings to fixed charges	2.88	3.27	3.42	3.27	3.54
American Water Capital Corp.
Computation of Ratio of Earnings to Fixed Charges
(In millions)

	2013	2014	2015	2016	2017
Income (loss) before income taxes	$—	$—	$—	$—	$—
Fixed Charges:
Interest, dividend on mandatory redeemable preferred shares and amortization of debt discount and expenses and premium on all indebtedness	226	215	229	247	273
Interest factor in rentals	—	—	—	—	—
Interest costs from discontinued operations	—	—	—	—	—
Total fixed charges	226	215	229	247	273
Income (loss) plus fixed charges	226	215	229	247	273
Ratio of pre-tax income to net income	—	—	—	—	—
Total fixed charges	226	215	229	247	273
Ratio of earnings to fixed charges	1.00	1.00	1.00	1.00	1.00